October 7, 2011

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549
Attention: Ms. Sherry Haywood

Dear Ms. Haywood:

Re: Explore Anywhere Holding Corp.
    Amendment No. 5 to Form 8-K, filed July 19, 2011
    Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2010, filed June 22, 2011
    Amendment No. 1 to Form 10-Q for the Quarter Ended March 31, 2011, filed July 1, 2011
    File No. 001-33933

Further to our telephone conversation earlier today between you and Mr. W. Scott Lawler, legal counsel for Explore Anywhere Holding Corp. (the "Registrant"), the Registrant intends to file a response to the Securities and Exchange Commission's correspondence dated August 4, 2011, no later than October 14, 2011. The Registrant also intends to file with such response amendments to its Forms 8-K, 10-K and 10-Q identified above.

Thank you in advance for your understanding in this matter.

Yours truly,

Explore Anywhere Holding Corp.


By: /s/ Bryan Hammond
   ---------------------------------------
Name:  Bryan Hammond
Title: Chairman of the Board and President